Exhibit 99.126

WonderFi Announces Closing of Coinberry Acquisition

Vancouver, British Columbia--(Newsfile Corp. - July 4, 2022) - WonderFi Technologies Inc. (TSX: WNDR) (OTC Pink: WONDF) (WKN: A3C166) (FTX: WNDR) (the "Company" or "WonderFi") today confirms that is has closed its previously announced acquisition (the "Acquisition") of Coinberry Limited ("Coinberry"), one of Canada's leading crypto asset trading platforms registered with the Canadian Securities Administrators ("CSA") and Canada's first pure-play licensed crypto broker.

"This acquisition further solidifies WonderFi as a leader amongst crypto companies in Canada, and along with our acquisition of Bitbuy, establishes a great foundation for our expansion into global markets," commented Ben Samaroo, CEO of WonderFi. "Further, as we've seen over the past few weeks, the crypto market downturn has had a massive impact on the viability of unregulated crypto trading platforms and WonderFi's value proposition as one of the few regulated crypto businesses makes us well positioned to continue our growth."

Andrei Poliakov, CEO and Co-Founder of Coinberry, commented: "Bringing together the Coinberry and Bitbuy teams under the WonderFi umbrella has created one of the largest combined compliant and licensed crypto companies in Canada and we are keen to continue building on our common success as we expand into new markets."

In connection with the Acquisition, the Company will employ Andrei Poliakov, in the position of Head of Brokerages of WonderFi, and President of Coinberry.

Key Transaction Benefits

•	WonderFi becomes the first company in Canada, and one of the first globally, to own and operate multiple licensed, compliant crypto asset trading platforms fully regulated by applicable securities commissions

•	Coinberry adds over approximately 225,000 users and $99.5 million of client assets under custody as at March 31, 2022, which gives the WonderFi group of companies over half a billion dollars in approximate total client assets under custody

•	With Coinberry making over 35 crypto assets available for trading on its proprietary platform, the Acquisition further expands WonderFi's ability to offer users secure and regulated access to one of the biggest selections of crypto assets in Canada

•	WonderFi anticipates realizing meaningful cost synergies through integrating a variety of functions across the WonderFi, Coinberry and Bitbuy operations, developing cross-selling services, and continuing to innovate its suite of product offerings to drive enhanced user experience

•	Combined with its recent listing on the Toronto Stock Exchange ("TSX"), ownership and operation of multiple registered crypto asset trading platforms solidifies WonderFi's leading market position in Canada and further strategically positions the Company to expand into international and high-growth markets

Transaction Details

Under the terms of the Acquisition, among other things, the Company acquired all of the issued and outstanding shares of Coinberry. The consideration paid consisted of an aggregate of 28,925,645 newly issued common shares of WonderFi, the majority of which were subject to certain lock-up requirements. A copy of the definitive agreement with respect to the Acquisition is available on the Company's SEDAR profile at www.sedar.com.

Other Matters

In connection with closing, the Company will issue 500,000 common shares to each of LDL Corp. and O'Leary Productions Ltd., and 275,000 common shares to Halpern & Co. Limited, for strategic merger and acquisition services provided to the Company in connection with the Acquisition.

Additional Information

For additional information, please contact:

WonderFi Technologies Inc.

Ben Samaroo, CEO

ben@wonder.fi

(778) 843-9637

Investor Relations Contact: invest@wonder.fi

Media Contact:

Binu Koshy, Communications Director

binu@wonder.fi

Coinberry Limited

Andrei Poliakov, CEO

andrei.poliakov@coinberry.co

(888) 997-6544

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to digital assets through compliant centralized and decentralized platforms. WonderFi provides unified access to digital assets including crypto, DeFi, gaming and NFTs, in a compliant and regulated environment. WonderFi's executive team and Board of Directors have an established track record in finance and crypto, with previous experience at Amazon, Shopify, PayPal, Galaxy Digital and Hut 8. WonderFi's core team of engineers and technologists believe that everyone should have equal access to finance, and are aligned in the mission to empower people around the world to access finance in a simple, smart and secure way. For more information, visit www.wonder.fi.

ABOUT COINBERRY

With over $1 billion in crypto traded, Coinberry makes it easy and secure for Canadians to buy, trade and sell a wide range of cryptocurrencies. As a CSA and Financial Transactions and Reports Analysis Centre of Canada (FINTRAC) registered crypto trading platform, Coinberry is powered by the belief that the digital economy should be inclusive and accessible to everyone.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such "could", "intend", "expect", "believe", "will", "projected", "estimated", or variations of such words.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the ability of the Company to work effectively with strategic investors; the ability of the Company to realize synergies, and material adverse changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice. All values stated in this release are in Canadian dollars.

The Toronto Stock Exchange has not approved or disapproved of the information contained in this release.

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